SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2005
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)


                              2 allee de Longchamp
                             92281 Suresnes, France

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F |X|                 Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes   [ ]                     No    |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

                                      HAVAS

            On November 28, 2005, Havas issued a press release, which is attached hereto as Exhibit 1 and is incorporated herein by reference, announcing the appointment of Herve Philippe to the position of Chief Financial Officer of Havas.

            Attached as Exhibit 2 and incorporated herein by reference is a Professional Services Agreement executed by Havas and Jacques Seguela.

            Attached as Exhibits 3 and 4 and incorporated herein by reference are a copy of the English translation of the consolidated financial statements and accompanying notes and a copy of the English translation of the report on the activity and consolidated income of Havas for the first half of 2005, as published in the Bulletin des Annonces Legales Obligatories (BALO) in France on October 10 and 14, 2005, respectively.

         The Exhibits contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "should," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

      o the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;
      o the level of worldwide spending on advertising and communications services by advertisers;
      o     Havas' ability to retain existing clients and attract new ones;
      o the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;
      o Havas' ability to manage its business following significant management changes, including the appointment of its new Chairman, its new Chief Executive Officer and its new Chief Financial Officer;
      o Havas' ability to retain key personnel while continuing to control labor costs;
      o     the impact of competition in Havas' industry;
      o Havas' ability to implement its strategy and to successfully integrate businesses it has acquired; and
      o     Havas' ability to adjust to the changing trends in its industry.

         Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            HAVAS
                                            (Registrant)


Date:  December 2, 2005                     By:    /s/ Philippe Wahl
                                                   -----------------------------
                                            Name:  Philippe Wahl
                                            Title: Chief Executive Officer

                                      HAVAS


                                INDEX TO EXHIBITS

Exhibit

1     Press release issued by Havas on November 28, 2005
2     Professional Services Agreement executed by Havas and Jacques Seguela
3 English translation of the consolidated financial statements and accompanying notes of Havas for the first half of 2005, as published in the Bulletin des Annonces Legales Obligatoires (BALO) in France on October 10, 2005
4 English translation of the report on the activity and consolidated income of Havas for the first half of 2005, as published in the Bulletin des Annonces Legales Obligatoires (BALO) in France on October 14, 2005